EXHIBIT 7.10

EXECUTION VERSION

INTERIM SPONSORS AGREEMENT

INTERIM SPONSORS AGREEMENT (this “Agreement”), dated as of June 28, 2011, by and among Beacon Holding Inc., a newly formed Delaware corporation (the “Buyer”), Green Equity Investors V, L.P., a Delaware limited partnership, and Green Equity Investors Side V, L.P., a Delaware limited partnership (collectively, and together with each of their respective successors and Permitted Transferees, “LGP”), and CVC European Equity Partners V (A) L.P., a Cayman Islands limited partnership, CVC European Equity Partners V (B) L.P., a Cayman Islands limited partnership, CVC European Equity Partners V (C) L.P., a Cayman Islands limited partnership, CVC European Equity Partners V (D) L.P., a Cayman Islands limited partnership, and CVC European Equity Partners V (E) L.P., a Cayman Islands limited partnership (collectively, and together with each of their respective successors and Permitted Transferees, “CVC”, and, collectively with LGP, the “Funds” and each a “Fund”). Each of LGP and CVC shall be referred to herein as a “Sponsor” and, collectively, as the “Sponsors”.

RECITALS

WHEREAS, the Buyer is the sole stockholder of Beacon Merger Sub Inc., a Delaware corporation (the “Transitory Subsidiary”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among BJ’s Wholesale Club, Inc., a Delaware corporation (the “Company”), the Buyer and the Transitory Subsidiary, the Transitory Subsidiary will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger and a wholly-owned subsidiary of the Buyer;

WHEREAS, the Sponsors have, on the date hereof, executed equity commitment letters in the forms attached hereto as Exhibit A-1 and Exhibit A-2 (collectively, the “Equity Commitment Letter”), in which each such Sponsor has committed, subject to the conditions set forth therein, to purchase equity securities of the Buyer as of the Closing for an aggregate purchase price equal to the commitment set forth next to such Sponsor’s name on Exhibit A of such Sponsor’s Equity Commitment Letter solely for the purpose of funding, and to the extent necessary to fund, that portion of the Merger Consideration and all fees and expenses related to the transactions contemplated by the Merger Agreement;

WHEREAS, the Sponsors have, on the date hereof, executed a guarantee in the form attached hereto as Exhibit B (the “Guarantee”), in which each such Sponsor has committed, subject to the conditions set forth therein, to severally but not jointly, as a primary obligor and not merely as surety, guarantee to the Company the performance and discharge of such Sponsor’s respective percentage of the payment obligations of the Buyer to the Company under the last two sentences of Section 5.4(d), Section 8.3(c) and Section 8.3(d) of the Merger Agreement, as set forth next to such Sponsor’s name in Annex 1 thereto;

WHEREAS, immediately prior to or simultaneously with the Closing, the Buyer and the Sponsors intend to enter into a stockholders agreement on substantially the terms and subject to the conditions set forth in the Stockholders Agreement Term Sheet attached hereto as Exhibit C (the “Stockholders Agreement Term Sheet”);

WHEREAS, immediately prior to or simultaneously with the Closing, the Buyer and the Sponsors, or their respective Affiliates, intend to enter into a management services agreement on substantially the terms set forth in the Management Services Agreement Term Sheet attached hereto as Exhibit D (the “Management Services Agreement Term Sheet”); and

WHEREAS, the Sponsors wish to agree upon certain terms and conditions that will govern the actions and the relationship among the Sponsors, the Buyer and the Transitory Subsidiary with respect to the Merger, the Merger Agreement, the Equity Commitment Letter, the Guarantee, and the Debt Commitment Letter (each, a “Transaction Agreement” and collectively, the “Transaction Agreements”), and the transactions contemplated hereby and thereby or to be undertaken in connection therewith.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.	EFFECTIVENESS; DEFINITIONS.

1.1 Effectiveness. This Agreement shall become effective on the date hereof and shall terminate upon the earlier of, (i) except with respect to Sections 2.3, 2.5, 2.6, 2.7, 2.12 and 3, the Closing, and (ii) except with respect to Sections 2.4, 2.5, 2.6, 2.7, 2.8, 2.12 and 3, the termination of the Merger Agreement; provided that any liability for failure to comply with the terms of this Agreement shall survive such termination.

1.2 Definitions.

1.2.1 “Advisor” means any advisor, consultant or other Person engaged on behalf of the Buyer and the Transitory Subsidiary for the purpose of conducting due diligence with respect to the Company or negotiating the terms and conditions of the Transactions Documents with the Company or negotiating the arrangements between the sponsors, including but not limited to:

(a)	Deloitte & Touche LLP (in its capacity as financial and tax due diligence advisors on behalf of the Buyer and the Transitory Subsidiary);

(b)	Latham & Watkins LLP (in its capacity as legal advisors conducting legal due diligence on behalf of the Buyer and the Transitory Subsidiary, negotiating the terms and conditions of the Transaction Agreements with the Company on behalf of the Buyer and the Transitory Subsidiary) and as legal advisors to LGP in its negotiations with CVC;

(c)	Kurt Salmon & Associates (in its capacity as consultants on behalf of the Buyer and the Transitory Subsidiary);

(d)	Technisource Consultants (in its capacity as technical due diligence advisors on behalf of the Buyer and the Transitory Subsidiary);

(e)	Marsh Insurance (in its capacity as insurance due diligence advisors on behalf of the Buyer and the Transitory Subsidiary); and

(f)	Simpson Thacher & Bartlett (in its capacity as legal advisors to CVC in its negotiations with LGP).

1.2.2 “Affiliate” means, with respect to any Person, an “affiliate” of such Person within the meaning of Rule 405 promulgated under the United States Securities Act of 1933, as amended; provided that the Company and its subsidiaries shall not be deemed Affiliates of any party hereto.

1.2.3 “Commitment Percentage” means, with respect to each Sponsor, the sum of the “Commitment” set forth opposite the name of each Sponsor’s Funds (as defined in each Sponsor’s Equity Commitment Letter) on Annex A to such Sponsor’s Equity Commitment Letter divided by the total Commitment of both Sponsors set forth on each Annex A to the Equity Commitment Letters, as such percentage may be modified from time to time in accordance with the terms of this Agreement.

1.2.4 “Debt Commitment Letter” means the Debt Commitment Letter (as defined in the Merger Agreement) delivered by the Buyer to the Company prior to the date hereof, as amended, supplemented or modified.

1.2.5 “Permitted Transferee” has the meaning assigned thereto in the Stockholders Agreement Term Sheet.

1.2.6 “Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization.

1.2.7 “Transfer” means any sale, transfer, conveyance, assignment, pledge, encumbrance, hypothecation or other disposition. For the avoidance of doubt, a sale, transfer, conveyance, assignment, pledge, encumbrance, hypothecation or other disposition of a controlling interest in any Sponsor, in each case directly or through the sale, transfer, conveyance, assignment, pledge, encumbrance, hypothecation or other disposition of a controlling interest, whether through a stock sale or otherwise, in any ultimate or intermediate parent entity of such Sponsor, shall constitute a “Transfer” for purposes of this Agreement.

1.2.8 “VCOC” means venture capital operating company.

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement.

2.	AGREEMENTS AMONG THE PARTIES.

2.1 Board of Directors. During the effectiveness of this Agreement, (a) the Board of Directors of the Buyer shall have two directors, one of which shall be designated by LGP and one of which shall be designated by CVC and (b) the governing documents of the Buyer shall provide that the parties hereto shall cause the governing documents of the Buyer to so provide, and the parties hereto hereby acknowledge and agree, that the Board of Directors of the Buyer shall not be permitted to take action without the affirmative majority vote of the Board of Directors. The names of the current members of the Board of Directors of the Buyer are set forth on Schedule 1 attached hereto. Each of LGP and CVC may change its respective director designees at any time by providing written notice to the other Sponsor, and the Sponsors agree to take all such action as may be necessary to effect such replacement. In the event of any inconsistency between this Agreement and any of the organizational documents of the Buyer, this Agreement shall supersede such organizational document of the Buyer, and the Buyer shall be required to promptly amend such organizational document to remove any such inconsistency.

2.2 Pre-Closing Matters.

2.2.1 The Sponsors hereby agree that the Board of Directors of the Buyer shall have the exclusive right to take any and all actions relating to the operation of the Buyer prior to the Closing, including, without limitation, any determination that the conditions to Closing specified in Sections 7.1 and 7.2 (the “Closing Conditions”) of the Merger Agreement are satisfied or waived, any requests of the Company for amendments or waivers of the Merger Agreement and compliance with the Buyer’s obligations under the Merger Agreement and Commitment Letters, and each Sponsor shall be deemed to have consented to any and all such actions.

2.2.2 The Sponsors hereby agree to do all things commercially reasonable, including, but not limited to, exercising their voting rights in the Buyer, and so far as they are able to, causing each of the directors appointed by them to the Buyer to exercise their powers to cause the Buyer and the Transitory Subsidiary to comply with the terms of the Transaction Agreements. Each of the Sponsors hereby agrees that it will promptly remove and replace any director designated by it who does not act in accordance with the provisions of this Section 2.2.2.

2.2.3 In the event that (a) the Buyer has determined that the Closing Conditions have been satisfied or waived and a Sponsor fails to fund (or provides written notice to the other Sponsor of its intent not to fund) its portion of the Merger Consideration in accordance with the terms of its Equity Commitment Letter, (b) a Sponsor is in default under the Guarantee or (c) the Buyer takes, or fails to take, any action (including the determination of satisfaction of the Closing Conditions) due to the failure of one director to approve, or not approve, such action pursuant to the process set forth in the succeeding provisions of this Section 2.2.3 (in such capacity, a “Non-Consenting Director”) that results in the Buyer, the Transitory Subsidiary or any Sponsor to be in breach of, or default under, any Transaction Document (including resulting in the payment of the Parent Termination Fee) (such Sponsor, in the case of clauses (a) and (b) above and the Sponsor that designated the Non-Consenting Director in the case of clause (c) above, the

“Defaulting Sponsor”), then in each case in clauses (a), (b) and (c) above, the other Sponsor (the “Non-Defaulting Sponsor”) shall have the right to terminate with immediate effect the Defaulting Sponsor’s participation in the Merger and fund (or cause a third party to fund) any unpaid amount of the Defaulting Sponsor’s portion of the Merger Consideration and the Defaulting Sponsor shall (x) forfeit any right to receive any expense reimbursement pursuant to Section 2.5.1 and (y) immediately transfer to the Non-Defaulting Sponsor (or such third party, as the case may be) its equity interests in the Buyer in consideration therefor. Any Defaulting Sponsor hereby makes, constitutes and appoints the Non-Defaulting Sponsor as its true and lawful attorney-in-fact for it and in its name, place and stead to sign, execute, certify, acknowledge, file and record any instrument that is now or may hereafter be deemed necessary by a Non-Defaulting Sponsor in its reasonable discretion to carry out fully any transfer contemplated by clause (y) above (such power of attorney granted is a special power of attorney, coupled with an interest, and is irrevocable, and will survive the bankruptcy, insolvency, dissolution or cessation of existence of the Defaulting Sponsor). The termination of any Defaulting Sponsor’s participation in the Merger and the funding of the Defaulting Sponsor’s portion of the Merger Consideration in the manner set forth above shall not affect, alter or impair the Buyer’s, the Transitory Subsidiary’s or the Non-Defaulting Sponsor’s rights or remedies against the Defaulting Sponsor under this Agreement (including, without limitation, Sections 2.6 and 2.7) or the Transaction Agreements, with respect to the Defaulting Sponsor’s failure to fund or any other action or inaction (including any action or inaction of any Non-Consenting Director described in clause (c) above); provided that (i) the Defaulting Sponsor shall not be liable in respect of clause (c) above, and the Non-Consenting Director shall no longer be deemed to be a Non-Consenting Director and such Defaulting Sponsor shall no longer be deemed to be a Defaulting Sponsor (and neither the Non-Consenting Director nor the Defaulting Sponsor shall be deemed to have ever been a Non-Consenting Director or Defaulting Sponsor, respectively, at any time and for any purpose under this Agreement or otherwise), if the Non-Consenting Director changes his or her vote (or provides consent) with respect to the matter that resulted in such director becoming a Non-Consenting Director (the “Divided Matter”) following the completion of the process set forth below in clause (A) and (B) or the director designated by the Non-Defaulting Sponsor changes his or her vote with respect to the Divided Matter: (A) immediately following the taking of a vote of the Board of Directors that resulted in a director becoming a Non-Consenting Director (and during such meeting of the Board of Directors during which such vote was taken), the directors shall discuss the Divided Matter and each director shall present in reasonable detail and in good faith the underlying reasons that resulted in such director’s vote on the Divided Matter and (B) in the event that following the actions contemplated by the foregoing clause (A), the Non-Consenting Director has not changed his or her vote with respect to the Divided Matter, upon the request of any director such meeting of the Board of Directors shall be adjourned and shall be re-convened within forty-eight (48) hours (or until such shorter time as is necessary in order to avoid a breach under any Transaction Document), at which time each director shall have the opportunity to change his or her vote with respect to the Divided Matter or shall re-state in reasonable detail and in good faith the underlying reasons that resulted in such director’s vote on the Divided Matter, and shall comment on, in reasonable detail, the position set forth by the other director during the original vote with respect to the Divided Matter and (ii) for actions taken under this Section 2.2, the Defaulting Sponsor shall not be liable to the Buyer, the Transitory Subsidiary or the Non-Defaulting Sponsor for an amount in excess of the Aggregate Cap (as defined in the Guarantee). In the event that following the actions contemplated by the foregoing clauses (A) and (B) (if applicable), the Non-Consenting Director has not changed his or her vote (or otherwise provided his or her consent) with respect to the Divided Matter or the director designated by the Non-Defaulting Sponsor has changed his or her vote with respect to the Divided Matter, the Sponsors shall inform the Company of the taking, or failure to take, such action by the Board of Directors. Nothing in this Section 2.2.3 shall obligate or require the Non-Defaulting Sponsor to exercise its right to terminate the Defaulting Sponsor’s participation in the Merger or fund the Defaulting Sponsor’s portion of the Merger Consideration.

2.3 Stockholders Agreement; Management Services Agreement. Each Sponsor agrees, on the Closing Date, to enter into a stockholders agreement on substantially the terms and subject to the conditions set forth in the Stockholders Agreement Term Sheet and such other terms as are reasonably acceptable to the Sponsors, as mutually negotiated and agreed by the Sponsors prior to the Closing Date. Each Sponsor agrees, on the Closing Date, to enter into, or to cause its Affiliate to enter into, a management services agreement on substantially the terms set forth in the Management Services Agreement Term Sheet and such other terms as are reasonably acceptable to the Sponsors, as mutually negotiated and agreed by the Sponsors prior to the Closing Date.

2.4 Company Termination Fee. Each Sponsor agrees that any Company Termination Fee or Expense Reimbursement to be paid by the Company to the Sponsors, the Buyer and/or the Transitory Subsidiary under the Merger Agreement, and any other damages, costs, fees and expenses to be paid to the Sponsors, the Buyer and/or the Transitory Subsidiary under or with respect to the Merger Agreement or the transactions contemplated thereby (collectively, the “Company Payments”), shall (a) first be used to pay the damages, costs, fees and expenses in relation to the Advisors in their capacity as such and (b) thereafter be paid to the Sponsors in proportion to their respective Commitment Percentages at the time of the event that triggered payment of any of the Company Payments; provided, however, that in the event a Sponsor becomes a Defaulting Sponsor, (a) such Defaulting Sponsor hereby waives all rights and shall have no right or claim to all or any portion of the Company Payments and (b) in the event any Company Payment is or has been paid to the Defaulting Sponsor by the Company, the Defaulting Sponsor shall immediately remit all such amounts to the Non-Defaulting Sponsors.

2.5 Expenses.

2.5.1 In the event the Merger is consummated, the Company and/or the Buyer shall bear and pay any amounts due to each Advisor, and any other advisor of any Sponsor listed on Exhibit E hereto, for any fees and expenses reasonably incurred in connection with the Merger.

2.5.2 In the event that the Merger is not consummated, after the application pursuant to Section 2.4 of any Company Payments each Sponsor shall bear and pay (a) its proportionate share (based on its respective Commitment Percentage) of any amounts due to the Advisors for any fees and expenses reasonably incurred in connection with the Merger (the “Transaction Expenses”), and (b) any and all amounts due to its own advisors, consultants or other Persons for any fees and expenses incurred in connection with the Merger that are not Transaction Expenses.

2.6 The Buyer, the Transitory Subsidiary and Defaulting Sponsor Indemnification. In the event that any Sponsor is obligated to make any payment in respect of any claim or liability under any Transaction Agreement to which it is a party, each Sponsor covenants and agrees with the other Sponsor that (a) such Sponsor shall perform and fully discharge its obligations to make such payments under or arising from such Transaction Agreement, and (b) notwithstanding anything to the contrary in this Agreement, in the event a Sponsor becomes a Defaulting Sponsor and the Non-Defaulting Sponsor is obligated to make any payment under its Guarantee, such Defaulting Sponsor will (i) be solely responsible for such payment and (ii) defend, indemnify and hold harmless the Non-Defaulting Sponsor, the Buyer and the Transitory Subsidiary from and against, and reimburse the Non-Defaulting Sponsor, the Buyer and the Transitory Subsidiary for, all claims, actions, proceedings, liabilities, obligations, damages, losses, harms, charges, costs, expenses, duties and other outgoings of whatever nature and however arising from such breach or any action or inaction of the Non-Consenting Director described in Section 2.2.3 that the Non-Defaulting Sponsor, the Buyer or the Transitory Subsidiary may suffer or incur, or become subject to, under or arising from the Merger Agreement or any of the other Transaction Agreements or in respect thereof, provided the foregoing shall be subject to the limitations set forth in clause (ii) of Section 2.2.3.

2.7 Information Supplied; Indemnification. From and after the date hereof, each Sponsor (the “Indemnifying Sponsor”) will defend, indemnify and hold harmless the other Sponsors, the Buyer and the Transitory Subsidiary (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against, and reimburse the Indemnified Parties for, all claims, actions, proceedings, liabilities, obligations, damages, losses, charges, costs or expenses of whatever nature and however arising that any Indemnified Party may suffer or incur, or become subject to, as a result of any information supplied by such Sponsor to the Company for inclusion in the Proxy Statement or other filings or notifications or otherwise required under the Merger Agreement, to consummate the Merger.

2.8 Commitment Letters. Each Sponsor hereby covenants and agrees that (i) such Sponsor is bound by its obligations set forth in its Equity Commitment Letter and the Guarantee, (ii) such Sponsor shall not be permitted to terminate or amend its Equity Commitment Letter, the Guarantee or the Merger Agreement without the prior written consent of the other Sponsor, and (iii) for the benefit of the other Sponsor and not for the benefit of any other Person, including, without limitation, the Company, such Sponsor shall perform its obligations under its Equity Commitment Letter and the Guarantee, in each case subject to the terms and conditions set forth therein.

2.9 Debt Financing. The Board of Directors of the Buyer shall cause the Buyer and the Transitory Subsidiary to negotiate, enter into and borrow under definitive agreements relating to the debt financing to be provided on or prior to the Closing Date on the terms set forth in the Debt Commitment Letter and/or on such additional or modified terms as the Board of Directors of the Buyer shall agree subject to the terms of the Merger Agreement.

2.10 Regulatory Matters. Each Sponsor shall use its commercially reasonable efforts to supply and provide all information (which information shall be accurate in all material respects) required in connection with any filings or notifications made to or with any governmental entity in connection with the Merger, the Transaction Agreements and the transactions contemplated thereby. Each Sponsor shall cooperate in responding to any action taken by any governmental entity in connection with or in response to any such filings or notifications.

2.11 Exclusivity. Each Sponsor agrees that, for so long as this Agreement shall remain in effect, it shall not become affiliated with, enter into discussions with, or make an equity investment with, any private equity firm or any other Person in relation to any transaction involving the Company that could reasonably be expected to be competitive to, or interfere with, the negotiation or consummation of the Merger.

2.12 Cooperation. Each Sponsor agrees to cooperate with each other Sponsor reasonably and in good faith with respect to the publication of any press release or public announcement or other communication with any news media in respect of the Transaction Agreements or the transactions contemplated thereby. Unless otherwise required by law or the rules of any stock exchange or regulatory authority (including a self-regulatory organization), no party hereto may issue any press release or otherwise make any public announcement or comment relating to the Merger without the prior coordination with the other Sponsors, including, without limitation, allowing the other Sponsors a reasonable opportunity to comment on such press release, public announcement or other communication in advance of such issuance or publication. Each Sponsor further agrees to take all reasonable actions necessary under applicable legal authorities, including, without limitation, the entry into agreements for any Sponsor to maintain its VCOC status and qualify such Sponsor’s investment as a “venture capital investment” under applicable law.

2.13 Restrictions on Transfer. For so long as this Agreement shall be in force or remain in effect, no Sponsor shall Transfer any equity or other interest of the Buyer (other than to a Permitted Transferee); provided that the Sponsors shall be entitled to Transfer their respective obligations to purchase equity securities of the Buyer at the Closing pursuant to the Equity Commitment Letters in an aggregate amount not to exceed $150,000,000; provided further that any such Transfers shall be on a pro rata basis as between the Sponsors and shall only be effected upon the mutual agreement of the Sponsors as to the transferees of such equity securities.

3.	MISCELLANEOUS.

3.1 Amendment. This Agreement may be amended or modified, and the provisions hereof waived, only by an agreement in writing signed by the parties hereto.

3.2 Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

3.3 Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:

if to Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.:

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Blvd., #2000

Los Angeles, CA 90025

Attn: Jonathan A. Seiffer

         J. Kristofer Galashan

Facsimile: (310) 954-0404

with a copy to (which alone shall not constitute notice):

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attn: Howard A. Sobel

         John Giouroukakis

Facsimile: (212) 751-4864

if to CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P.:

c/o CVC European Equity V Limited

22-24 Seale Street

St Helier

Jersey JE3 3QG

Channel Islands

Attn: Rupert Walker

Facsimile: +44 20 7420 4233

with a copy to (which alone shall not constitute notice):

CVC Capital Partners Advisory (US), Inc.

712 Fifth Avenue, 43rd Floor

New York, NY 10019

Attn: Cameron Breitner

Facsimile: (212) 265-6375

CVC Capital Partners Limited

111 Strand

London WC2R 0AG

United Kingdom

Attn: Richard Perris

Facsimile: +44 20 7420 4233

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Gary I. Horowitz

Facsimile: (212) 455-2502

3.4 Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

3.4.1 This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

3.4.2 All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

3.4.3 EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY

3.5 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity.

3.6 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the parties may be partnerships or limited liability companies, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, Affiliates, employees, general or limited partners, members, managers or stockholders of any party hereto or any of their successors or permitted assignees or any former, current or future directors, officers, agents, Affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law or otherwise, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future directors, officers, agents, Affiliates, employees, general or limited partners, members, managers or stockholders of any party hereto or any of its successors or permitted assignees or any former, current or future directors, officers, agents, Affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, for any obligation of any party hereto under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of, such obligations or their creation.

3.7 Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

3.8 Other Agreements. This Agreement, together with the Transaction Agreements and all agreements referenced herein and therein, constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, both written and oral, among the parties with respect to the subject matter contained herein.

3.9 Assignment. No party hereto may assign any of its rights or obligations under this Agreement without the prior written consent of the other party; provided that each Sponsor shall be permitted to assign this Agreement to any of its Permitted Transferees; provided, further, that no such assignment shall relieve the assigning party of any of its obligations hereunder.

3.10 Disclosure. Each of the Sponsors acknowledges and agrees that this Agreement shall be filed by LGP with the U.S. Securities and Exchange Commission and publicly disclosed as an amendment to LGP’s Schedule 13D for the Company.

3.11 Third Parties. No Person who is not a party to this Agreement shall have any rights to enforce this Agreement; provided that the parties hereto expressly intend that each of the Buyer and the Transitory Subsidiary shall be regarded as, and shall be entitled to rely upon its status as, an intended third party beneficiary of Section 2.7 hereof.

3.12 Counterparts. This Agreement may be executed in counterparts, all of which, when taken together, shall constitute one and the same agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

GREEN EQUITY INVESTORS V, L.P.

By:	GEI Capital V, LLC, its General Partner

By:	/s/ JONATHAN A. SEIFFER
Jonathan A. Seiffer
Senior Vice President

GREEN EQUITY INVESTORS SIDE V, L.P.

By:	GEI Capital V, LLC, its General Partner

By:	/s/ JONATHAN A. SEIFFER
Jonathan A. Seiffer
Senior Vice President

[Signature Page to Interim Sponsors Agreement]

CVC EUROPEAN EQUITY PARTNERS V (A) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED, its General Partner

By:	/s/ RUPERT WALKER
Rupert Walker
Director

CVC EUROPEAN EQUITY PARTNERS V (B) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED, its General Partner

By:	/s/ RUPERT WALKER
Rupert Walker
Director

CVC EUROPEAN EQUITY PARTNERS V (C) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED, its General Partner

By:	/s/ RUPERT WALKER
Rupert Walker
Director

CVC EUROPEAN EQUITY PARTNERS V (D) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED, its General Partner

By:	/s/ RUPERT WALKER
Rupert Walker
Director

CVC EUROPEAN EQUITY PARTNERS V (E) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED, its General Partner

By:	/s/ RUPERT WALKER
Rupert Walker
Director

[Signature Page to Interim Sponsors Agreement]

BEACON HOLDING INC.

By:	/s/ JONATHAN A. SEIFFER
Jonathan A. Seiffer
President

[Signature Page to Interim Sponsors Agreement]